Exhibit 99.1

Jaguar Mining Inc. Announces Draw Down of $25 Million from Renvest Credit Facility

TSX: JAG

TORONTO, June 27, 2013 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX: JAG) today announces that it has finalized the draw down of the remaining $25 million on its previously announced $30 million standby credit facility (the "Facility") with Renvest Mercantile Bancorp Inc. ("Renvest") through its Global Resource Fund (the "Lender").

Consistent with the terms of the Facility, the Lender received a draw down fee comprising 1,315,789 shares of Jaguar's common stock and $500,000 in cash.

The proceeds from the draw down are available for, among other things, working capital requirements related to Jaguar's Turmalina, Paciência and Caeté mining projects in Brazil.  Regarding the draw down, Jaguar's President and CEO David Petroff said:  "Our focus remains on relying on internally generated funds to the greatest extent possible while ensuring our ability to execute our business plan in a timely and efficient manner.  We wish to thank Renvest for their continued support through the Facility."

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contact
T. Douglas Willock
Chief Financial Officer
(647) 494-5524
douglas.willock@jaguarmining.com.br

CO: Jaguar Mining Inc.

CNW 15:35e 27-JUN-13